



12061499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA Richard Brothers Financial Advisors
Allegiance Capital, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Donald B Dean Drive Suite 1
(No. and Street)

South Portland	ME	04106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal P Richard 207-879-2352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Friel and Joyce
(Name – *if individual, state last, first, middle name*)

128 Auburn Street	Portland	Me	04103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 5/17

OATH OR AFFIRMATION

I, Neal P. Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard Brothers Financial Advisors, as of 12/31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

MARIA EDWARDS
Notary Public, Maine
My Commission Expires May 15, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegiance Capital, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

CONTENTS

CLARK, FRIEL
— and —
JOYCE, P.A.



CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, ME 04103
TEL: (207) 797-2746
FAX: (207) 797-2796

15 Washington Street
Sanford, ME 04073
TEL: (207) 324-0086
FAX: (207) 324-2904

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

Independent Auditors' Report

Allegiance Capital, LLC
50 Donald B. Dean Drive Suite 1
South Portland, ME 04106

We have audited the accompanying statements of financial condition of Allegiance Capital, LLC (a limited liability company) as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Capital, LLC at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P.A.
February 18, 2012

Allegiance Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS

	2011	2010
CURRENT ASSETS		
Cash and cash equivalents	$41,219	$57,079
Accounts receivable	10,028	5,347
Prepaid expenses	11,305	9,212
Total current assets	62,552	71,638
PROPERTY AND EQUIPMENT		
Furniture (net of accumulated depreciation of $1,350 in 2011 and 2010)	-	-
OTHER ASSET		
Cash and cash equivalents - restricted	25,000	25,000
	$87,552	$96,638

LIABILITIES AND MEMBERS' EQUITY

	2011	2010
CURRENT LIABILITIES		
Accounts payable	$ 4,136	$ 7,119
Due to affiliate	-	4,971
Total current liabilities	4,136	12,090
MEMBERS' EQUITY	83,416	84,548
	$87,552	$96,638

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2011 and 2010

	2011	2010
REVENUES		
Commissions and consulting	$638,357	$496,700
Miscellaneous income	-	9,509
Interest income	3,386	2,651
Total revenues	641,743	508,860
OPERATING EXPENSES		
Brokerage, exchange and clearance fees	191,850	193,873
Filing fees	5,172	6,405
Insurance	4,999	4,344
Interest expense	41	261
Professional fees	47,260	65,880
Rent	28,800	43,884
Management fees	169,461	147,727
Telephone	7,849	7,786
Office expenses	23,496	21,601
Marketing and advertising	7,377	-
Website	3,352	7,544
Taxes - other	203	116
Commissions	4,876	-
Bad debts	7,108	214
Miscellaneous	1,629	2,024
Total operating expenses	503,473	501,659
NET INCOME	$138,270	$ 7,201

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2011 and 2010

	2011	2010
Balance, beginning of year	$ 84,548	$77,347
Net income	138,270	7,201
Members' distributions (net)	(139,402)	-
Balance, end of year	$ 83,416	$84,548

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$138,270	$ 7,201
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in accounts receivable	(4,681)	360
(Increase) decrease in prepaid expenses	(2,093)	11,377
Increase (decrease) in accounts payable	(2,983)	6,280
Decrease in deferred revenue	-	(9,400)
Decrease in accrued transaction fees	-	(164,180)
Increase (decrease) in due to affiliate	(4,971)	4,971
Total adjustments	(14,728)	(150,592)
Net cash provided (used) by operating activities	123,542	(143,391)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions (net)	(139,402)	-
DECREASE IN CASH	(15,860)	(143,391)
Cash, beginning	82,079	225,470
Cash, ending	$ 66,219	$ 82,079
SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS		
Interest paid	$ 41	$ 261

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and the Financial Industry Regulatory Association (FINRA). The Company is a limited liability company organized in Maine.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined uncollectible. If the reserve method of accounting for uncollectible accounts were used, it would not have a material effect on the financial statements.

Depreciation

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2011 and 2010 was $-0-.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

During the years ended December 31, 2011 and 2010, the Company did not incur any interest or penalties on its income tax returns. The Company's income tax returns are subject to possible examination by the taxing authorities. For Federal and State of Maine income tax purposes, the income tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those income tax returns.

Date of Management's Review

Subsequent events have been evaluated through February 18, 2012, the date that these financial statements were available to be issued.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are charged to operations when incurred.

Concentrations of Risk

A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2011 and 2010, the Company paid to Allegiance Financial Group, Inc. a management fee of $169,461 and $147,727, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. Allegiance Financial Group, Inc. pays for all of the expenses and is then reimbursed by the Company for its proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. during the years ended December 31, 2011 and 2010 were $95,818 and $109,125, respectively.

At December 31, 2011 and 2010, the Company owed to Allegiance Financial Group, Inc. $-0- and $4,971, respectively.

Allegiance Capital, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company's deposits was $66,219 and the bank balance was $65,548. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$ 678
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name	-
Amount uninsured and uncollateralized	64,870
Total bank balance	$65,548

The uninsured and uncollateralized were held at Pershing and FINRA.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

NET CAPITAL		
Total members' equity from statement of financial condition		$83,416
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		83,416
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated borrowings		83,416
Deductions and/or charges:		
Nonallowable assets		
FINRA renewal and daily accounts	1,644	
Accounts receivable	2,528	
Prepaid expenses	11,305	
Furniture (net of accumulated depreciation)	-	
Start-up costs (net of accumulated amortization)	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(15,477)
Net capital before haircuts on securities positions		67,939
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net capital		$67,939
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 4,136
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 4,136

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2011

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 276
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	5,000
Net capital requirement (greater of above minimums)	5,000
Excess net capital (net capital less net capital requirement)	62,939
Excess net capital at 1000%	$67,939
Percentage of aggregate indebtedness to net capital	6.1%

There is no material difference between the audited Computation of Net Capital and the corresponding unaudited Part IIA of the Form X-17A-5 FOCUS report.

CLARK, FRIEL
— *and* —
JOYCE, P.A.





CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, ME 04103
TEL: (207) 797-2746
FAX: (207) 797-2796

15 Washington Street
Sanford, ME 04073
TEL: (207) 324-0086
FAX: (207) 324-2904

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Allegiance Capital, LLC
50 Donald B. Dean Drive Suite 1
South Portland, ME 04106

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Allegiance Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Allegiance Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Allegiance Capital, LLC's management is responsible for the Allegiance Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries in the "Transactions by Account" report noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for Line 2c(1) and (3) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments for Line 2c(1) and (3) noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P. A.
February 28, 2012

CLARK, FRIEL
and
JOYCE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, ME 04103
TEL: (207) 797-2746
FAX: (207) 797-2796

15 Washington Street
Sanford, ME 04073
TEL: (207) 324-0086
FAX: (207) 324-2904

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

Allegiance Capital, LLC
50 Donald B. Dean Drive Suite 1
South Portland, ME 04106

In planning and performing our audit of the financial statements of Allegiance Capital, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13**

2. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P. A.
February 18, 2012